FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 10, 2014, announcing the introduction of Wavestream’s 50W Ka-Wideband PowerStream Block Upconverter (BUC).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 10, 2014	By: /s/ Alon Levy
Alon Levy
VP General Counsel

 Gilat Announces the Release of Wavestream’s 50-Watt Ka-
Wideband PowerStream® Block Upconverter

•	Next generation compact BUC provides higher output power in one of the industry’s smallest and most reliable packages

•	Switchable frequency bands cover both Ka Commercial and Ka Military bands in the same unit

PETAH TIKVA, Israel, March 10, 2014 -- Gilat Satellite Networks Ltd. (Nasdaq:GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the introduction of Wavestream’s 50W Ka-Wideband PowerStream Block Upconverter (BUC). This PowerStream unit incorporates Wavestream’s Spatial advantEdge™ technology to provide higher output power in smaller, lighter weight packages that are more reliable and use less energy.

The PowerStream BUC will be showcased at this week’s Satellite 2014 event in Washington D.C.

The 50W Ka-Wideband PowerStream is the next evolution of Wavestream’s Ka-band products. It retains all the features and improves on the performance of its Ka-band predecessor, while being one-half (1/2) the size, and one-half (1/2) the weight for higher linear output power.

The 50W Ka-Wideband PowerStream features:

•	Over 30-Watts of Linear Output Power – Per MIL-STD-188-164 definition

•	Lower Power Draw – Means cooler temperatures and higher Mean-Time-Between-Failure (MTBF)

•	Flexible, Modular Design – Can be fitted to almost any antenna

•	Wideband – Able to cover frequencies from 27.5 GHz – 31.0 GHz, in up to 4 sub-bands

“In creating the 50W Ka-Wideband PowerStream, we leveraged the experience gained in fielding over 4,500 of the predecessor 50W Ka-band BUCs and over 9,000 Ku-band BUCs,” said Francis Auricchio, President and CEO of Wavestream. “The new unit features high output power with agile frequency selection in a package that is half the size of our previous product while yielding improved performance. We expect that this will provide past and future customers with the flexibility and performance to address all of the upcoming Ka-band applications.”

Wavestream products are biased for Class AB operation, drawing less power when backed off, to help save valuable energy resources. They generate less heat, ensuring a higher MTBF for greater reliability and lower lifecycle costs.

The 50W Ka-Wideband PowerStream joins Wavestream’s Ka family of products and is available for order now.

About Gilat
Gilat Satellite Networks Ltd (Nasdaq:GILT) (TASE:GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite- on-the-Move) solutions providing low-profile antennas, next generation, solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.  The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com